Exhibit 99.1

Press Release

Harvest Operations Announces Registered Exchange Offer for 6 7/8% Senior Notes Due 2017

CALGARY, ALBERTA--(Marketwire - July 3, 2012) - Harvest Operations Corp. ("Harvest" or the "Company") (TSX:HTE.DB.D) (TSX:HTE.DB.E) (TSX:HTE.DB.F) (TSX:HTE.DB.G) announces it is commencing an exchange offer for up to US$500,000,000 of its 6 7/8% Senior Notes due 2017 (the "Original Notes"). The Original Notes were issued in a private placement in October of 2010, at which time Harvest agreed to file a registration statement for an exchange offer.

Under the exchange offer, Harvest is offering to exchange all of the Original Notes for a like aggregate amount of its 6 7/8% Senior Notes due 2017 (the "Exchange Notes") that have been registered under the United States Securities Act of 1933, as amended (the "Act"). The Exchange Notes will be guaranteed by certain of Harvest's subsidiaries.

Harvest will accept for exchange any and all Original Notes validly tendered and not withdrawn on or prior to the expiry of the exchange offer. The exchange offer will expire at 5:00 p.m., New York City time, on August 1, 2012, unless it is extended.

The terms of the Exchange Notes (and related guarantees) are substantially identical to the terms of the Original Notes (and related guarantees), except that the Exchange Notes are registered under the Act, and the transfer restrictions and registration rights related to the Original Notes will not apply to the Exchange Notes. Any Original Notes not tendered will remain subject to existing transfer restrictions.

A registration statement on Form F-4 (file number 333-182132) relating to the exchange offer was declared effective by the United States Securities and Exchange Commission on July 3, 2012.

The exchange offer is being made pursuant to the exchange offer documents that are being distributed to holders of the Original Notes, including the prospectus dated July 3, 2012 filed as part of the registration statement, and any supplements thereto, and the related letter of transmittal.

Copies of the prospectus and transmittal materials governing the exchange offer may be obtained from the Exchange Agent, U.S. Bank National Association, U.S. Bank Global Corporate Trust Services, 60 Livingston Avenue, St. Paul, MN 55107, Tel. 1-800-934-6802, Attention: Donald T. Hurrelbrink.

This press release is not an offer to exchange or a solicitation of acceptance of the offer to exchange and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offering, solicitation or sale would be unlawful.

CORPORATE PROFILE

Harvest is a wholly-owned subsidiary of Korea National Oil Corporation ("KNOC"). Harvest is a significant operator in Canada's energy industry offering stakeholders exposure to an integrated structure with Upstream (exploration, development and production of crude oil and natural gas) and Downstream (refining and marketing of distillate, gasoline and fuel oil) segments. Our Upstream oil and gas production is weighted approximately 65% to crude oil and liquids and 35% to natural gas and is complemented by our long-life refining and marketing business. Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 2	July 3, 2012

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with the storage of petroleum resources. KNOC will fully establish itself as a global government- run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release, including the expected time and date for the expiration of the exchange offer, contains forward-looking information that involves risk and uncertainty.

For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

A further list and description of risks, uncertainties and other matters regarding Harvest and its securities can be found in Harvest's registration statement on Form F-4 covering the exchange offer, Harvest's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and in its Reports of Foreign Issuer on Form 6-K, all as filed with the U.S. Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

INVESTOR & MEDIA CONTACTS:
Kari Sawatzky, Manager, Investor Relations
Calgary, AB Canada T2P 0L4
Email: information@harvestenergy.ca

CORPORATE HEAD OFFICE:
Harvest Operations Corp.
2100, 330 – 5th Avenue S.W.
Toll Free Investor Mailbox: (866) 666-1178
Website: www.harvestenergy.ca